Exhibit 99.1

ASM International N.V.

Contact:	Naud van der Ven	+ 31 88 100 85 40
	Mary Jo Dieckhaus	+ 1 212 986 29 00
	Erik Kamerbeek	+ 31 88 100 85 00

ASM INTERNATIONAL REPORTS

FOURTH QUARTER 2008 AND FULL YEAR 2008 OPERATING RESULTS

ALMERE, THE NETHERLANDS, February 25, 2009 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its fourth quarter 2008 and full year 2008 operating results in accordance with US GAAP.

•	Full year 2008 net sales of EUR 747.4 million, down 22% from the full year 2007. Sales from our Front-end segment were down 34% and sales from our Back-end segment were down 11%.

•	Full year 2008 net earnings EUR 18.4 million, or EUR 0.35 diluted net earnings per share, as compared to EUR 61.0 million for the full year 2007, or EUR 1.06 diluted net earnings per share.

•	Full year 2008 bookings of EUR 637.7 million, down 31% from the full year 2007.

•	Both our Front-end and Back-end segments achieved positive cash flows from operations in the full year 2008.

•	Net sales in the fourth quarter of 2008 were EUR 150.9 million, down 21% from the third quarter of 2008 and down 36% from the fourth quarter of 2007.

•

Net loss in the fourth quarter of 2008 was EUR 6.2 million, or EUR 0.12 net loss per share, as compared to net earnings of EUR 2.4 million, or EUR 0.05 diluted net earnings per share for the third quarter of 2008 and net earnings of EUR 19.1 million, or EUR 0.33 diluted net earnings per share for the fourth quarter of 2007.

•

Full year 2008 and fourth quarter 2008 net earnings were impacted by EUR 3.9 million write-off on RTP inventory and EUR 7.1 million impairment charges on fixed assets of ASM Europe in the Netherlands, related to the restructuring as announced in January 2009. Furthermore full year 2008 was impacted by EUR 1.4 million impairment of goodwill in the second quarter 2008.

•

Bookings in the fourth quarter of 2008 were EUR 80.9 million, down 54% from the third quarter of 2008. Bookings from our Front-end segment were down 20% and bookings from our Back-end segment were down 73%. Year-end backlog was EUR 90.7 million, down 44% from the end of the previous quarter.

Commenting on the results, Chuck del Prado, CEO of ASM International, said, “In the second half of 2008, the semiconductor equipment industry endured one of the worst declines ever. ASMI’s Front-end sales were impacted throughout the year as customers quickly pulled back on capital spending. Back-end billings remained healthy up to the fourth quarter when the global economy deteriorated further, affecting all of our diverse customers and markets.

“Our primary near-term focus is on financial discipline. Within Front-end we are committed to further reducing the break even level significantly. In Back-end we are also aggressively cutting cost and company-wide we are using cash prudently through this volatile downturn. At the same time, we continue to execute our core technology strategies that will drive our revenue growth and margin expansion when the market improves. We remain confident that our technology leadership and aggressive efficiency improvements in Front-end, combined with our market leadership in Back-end, are key factors in maintaining healthy cash levels at ASMI, and as a result securing ASMI’s leadership position as we emerge from this downturn.”

Unaudited Accounts

ASM International N.V. is currently finalizing the financial statements for the year ended December 31, 2008. We expect to be able to file our Form 20-F with the U.S. Securities and Exchange Commission within four weeks and to publish our Statutory Annual Accounts for the year 2008 in early April 2009. The consolidated balance sheets of ASM International N.V. as of December 31, 2008, the related statements of operations and cash flows for the year ended December 31, 2008 and all quarterly information as presented in this press release have not been audited by Deloitte Accountants B.V.

Three months ended December 31, 2008

The following table shows the operating performance for the fourth quarter of 2008 as compared to the third quarter of 2008 and the fourth quarter of 2007:

(EUR millions, except earnings per share)	Q4 2007	Q3 2008	Q4 2008	% Change Q3 2008 to Q4 2008		% Change Q4 2007 to Q4 2008
Net sales	236.9	190.0	150.9	(21)%		(36)%
Gross profit	94.2	68.7	43.9	(36)%		(53)%
Gross profit margin %	39.8%	36.2%	29.1%	(7.1	)%(1)	(10.7	)%(1)
Selling, general and administrative expenses	(33.6)	(30.7)	(35.0)	14%		4%
Research and development expenses	(21.0)	(18.8)	(18.9)	1%		(10)%
Amortization of other intangible assets	(0.1)	(0.1)	(0.1)	—		—
Restructuring expenses	—	—	(7.1)	—		—

Earnings from operations	39.5	19.1	(17.2)	nm		nm
Net earnings	19.1	2.4	(6.2)	nm		nm
Diluted net earnings per share	0.33	0.05	(0.12)
New orders	250.5	176.2	80.9	(54)%		(68)%
Backlog at end of period	200.4	160.8	90.7	(44)%		(55)%

(1)	Percentage point change

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the fourth quarter of 2008 as compared to the third quarter of 2008 and the fourth quarter of 2007:

(EUR millions)	Q4 2007	Q3 2008	Q4 2008	% Change Q3 2008 to Q4 2008	% Change Q4 2007 to Q4 2008
Front-end	106.3	63.4	72.4	14%	(32)%
Back-end	130.6	126.6	78.5	(38)%	(40)%

Total net sales	236.9	190.0	150.9	(21)%	(36)%

In the fourth quarter of 2008, net sales of wafer processing equipment (Front-end segment) represented 48% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 52% of total net sales.

In spite of the ongoing softness in Front-end capital equipment spending, the net sales of our Front-end segment increased compared to the third quarter of 2008. This was mainly due to increased sales in the Vertical Furnaces and Transistor Products segments.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the fourth quarter of 2008 as compared to the third quarter of 2008 impacted total net sales positively by 13%. The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the fourth quarter of 2008 as compared to the fourth quarter of 2007 impacted total net sales positively by 8%.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments for the fourth quarter of 2008 as compared to the third quarter of 2008 and the fourth quarter of 2007:

(EUR millions)	Gross profit Q4 2007	Gross profit Q3 2008	Gross profit Q4 2008	Gross profit margin Q4 2007	Gross profit margin Q3 2008	Gross profit margin Q4 2008	Decrease percentage points Q3 2008 to Q4 2008	Decrease percentage points Q4 2007 to Q4 2008
Front-end	37.7	20.3	20.4	35.5%	32.1%	28.2%	(3.9)	(7.3)
Back-end	56.5	48.4	23.5	43.2%	38.2%	29.9%	(8.3)	(13.3)

Total gross profit	94.2	68.7	43.9	39.8%	36.2%	29.1%	(7.1)	(10.7)

The gross profit margin of our Front-end segment decreased from the third quarter of 2008 largely due to EUR 3.9 million write-off on RTP inventory. Without this write-off, the gross margin would have increased to 33.6%, due to higher sales compared to the third quarter of 2008, a good sales mix and lower warranty expenses.

The gross profit margin of our Back-end segment decreased from the third quarter of 2008 as a result of lower utilization.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the fourth quarter of 2008 as compared to the third quarter of 2008 and the fourth quarter of 2007:

(EUR millions)	Q4 2007	Q3 2008	Q4 2008	% Change Q3 2008 to Q4 2008	% Change Q4 2007 to Q4 2008
Front-end	19.9	16.5	20.7	25%	4%
Back-end	13.7	14.2	14.3	1%	4%

Total selling, general and administrative expenses	33.6	30.7	35.0	14%	4%

The increase in the Front-end segment from the third quarter of 2008 is mainly due to a write-off on accounts receivable and the strengthening of the Yen and US dollar compared to the euro. Furthermore the selling, general and administrative expenses in the fourth quarter of 2007 included a positive revaluation of fixed assets held for sales of EUR 0.8 million.

The increase in the Back-end segment from the third quarter of 2008 was due to the strengthening of the Hong Kong dollar against the euro. Without currency effects, the Back-end segment would have realised a decrease.

As a percentage of net sales, selling, general and administrative expenses were 23% in the fourth quarter of 2008, 16% in the third quarter of 2008 and 14% in the fourth quarter of 2007.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the fourth quarter of 2008 as compared to the third quarter of 2008 and the fourth quarter of 2007:

(EUR millions)	Q4 2007	Q3 2008	Q4 2008	% Change Q3 2008 to Q4 2008	% Change Q4 2007 to Q4 2008
Front-end	13.4	10.7	10.4	(3)%	(22)%
Back-end	7.6	8.1	8.5	5%	12%

Total research and development expenses	21.0	18.8	18.9	1%	(10)%

As a percentage of net sales, research and development expenses were 13% in the fourth quarter of 2008, 10% in the third quarter of 2008 and 9% in the fourth quarter of 2007.

The decrease in the Front-end segment of research and development expenses as compared to the third quarter of 2008 is due to the increased focus on efficiency and prioritization of research and development projects, and would have been larger without the strengthening of the Yen and US dollar against the euro.

The increase in the Back-end segment from the third quarter of 2008 was due to the strengthening of the Hong Kong dollar against the euro. Without currency effects, the Back-end segment would have realised a decrease.

Restructuring Expenses. As announced on 9 January 2009, ASMI plans for a major restructuring of ASM Europe (ASME). This plan involves the transfer from Almere, the Netherlands, of the remaining manufacturing and operational procurement activities for the Vertical Furnace product line to the Company’s Front-end manufacturing operations in Singapore (FEMS) and a reduction of the ASME workforce in Almere. Related to this, we have taken an impairment charge of EUR 7.1 million on the fixed assets of ASME in the Netherlands.

Earnings from Operations. The following table shows earnings (loss) from operations for our Front-end and Back-end segments for the fourth quarter of 2008 as compared to the third quarter of 2008 and the fourth quarter of 2007:

(EUR millions)	Q4 2007	Q3 2008	Q4 2008	% Change Q3 2008 to Q4 2008	% Change Q4 2007 to Q4 2008
Front-end	4.3	(7.0)	(17.9)	nm	nm
Back-end	35.1	26.1	0.7	(97)%	(98)%

Total earnings (loss) from operations	39.5	19.1	(17.2)	nm	nm

The decrease in the Front-end segment as compared to the third quarter of 2008 is mainly due to the write-off on RTP inventory and the impairment on fixed assets of ASM Europe in the Netherlands.

The decrease in the Back-end segment as compared to the third quarter of 2008 reflects the lower sales and the resulting lower gross profit.

Net Earnings. The following table shows net earnings for our Front-end and Back-end segments for the fourth quarter of 2008 as compared to the third quarter of 2008 and the fourth quarter of 2007:

(EUR millions)	Q4 2007	Q3 2008	Q4 2008	% Change Q3 2008 to Q4 2008	% Change Q4 2007 to Q4 2008
Front-end	0.4	(9.5)	(11.9)	nm	nm
Back-end	15.7	11.9	1.6	(86)%	(90)%
Gain on dilution of investment in ASMPT (Back-end)	3.0		4.1

Total net earnings	19.1	2.4	(6.2)	nm	nm

Net earnings for the Front-end segment include a gain on the early extinguishment of debt of EUR 8.0 million.

Net earnings for the Back-end segment reflect our 52.87% ownership of ASM Pacific Technology.

Full year 2008

The following table shows the operating performance and the percentage change for the full year 2008 compared to the full year 2007:

(EUR millions, except earnings per share)	2007	2008	% Change
Net sales	955.2	747.4	(22)%
Gross profit	361.1	270.3	(25)%
Gross profit margin %	37.8%	36.2%	(1.6	)(1)
Selling, general and administrative expenses	(129.7)	(126.6)	(2)%
Research and development expenses	(83.4)	(75.0)	(10)%
Amortization of other intangible assets	(0.6)	(0.5)	(17)%
Impairment of goodwill	—	(1.4)	—
Restructuring expenses	—	(7.1)	—

Earnings from operations	147.4	59.7	(59)%
Net earnings	61.0	18.4	(70)%
Diluted net earnings per share	1.06	0.35	(67)%
New orders	921.3	637.7	(31)%
Backlog at the end of period	200.4	90.7	(55)%

(1) Percentage points change.

Net Sales. The following table shows net sales for the Front-end and Back-end segments and the percentage change for the full years 2008 and 2007:

(EUR millions)	2007	2008	% Change
Front-end	450.9	296.8	(34)%
Back-end	504.3	450.6	(11)%

Total net sales	955.2	747.4	(22)%

In 2008, net sales of wafer processing equipment (Front-end segment) represented 40% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 60% of total net sales.

The movements of the Yen, US dollar and US dollar related currencies against the euro in 2008 as compared to 2007 impacted net sales negatively by 6%. The impact on Front-end and Back-end net sales were respectively 2% and 9%.

Gross Profit Margin. The following table shows the gross profit margin for Front-end and Back-end segments and the percentage point change for the full year 2008 compared to the full year 2007:

	Gross profit 2007	Gross profit 2008	Gross profit margin 2007	Gross profit margin 2008	Decrease percentage points
Front-end	145.0	93.9	32.2%	31.6%	(0.6)
Back-end	216.1	176.4	42.8%	39.1%	(3.7)

Total gross profit	361.1	270.3	37.8%	36.2%	(1.6)

The gross profit margin of our Front-end segment decreased due to the write-off in the fourth quarter of 2008 of EUR 3.9 million on RTP inventory. Without the write-off the gross margin would have increased by 0.7% percentage points to 32.9%, even though the sales in 2008 decreased by 34% compared to 2007. The gross profit margin was positively impacted by the sales mix and higher gross profit margins in three of our four established product lines.

The gross profit margin of our Back-end segment decreased mainly as a result of the lower utilization.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for Front-end and Back-end segments and the percentage change for the full years 2008 and 2007:

(EUR millions)	2007	2008	% Change
Front-end	75.4	71.6	(5)%
Back-end	54.3	55.0	1%

Total selling, general and administrative expenses	129.7	126.6	(2)%

As a percentage of net sales, selling, general and administrative expenses were 17% in 2008 and 14% in 2007.

The decrease in the Front-end segment would have been higher without the write-off on accounts receivable in the fourth quarter of 2008.

Research and Development Expenses. The following table shows research and development expenses for Front-end and Back-end segments and the percentage change for the full year 2008 and the full year 2007:

(EUR millions)	2007	2008	% Change
Front-end	53.6	43.8	(18)%
Back-end	29.8	31.2	5%

Total research and development expenses	83.4	75.0	(10)%

As a percentage of net sales, research and development expenses increased from 9% in 2007 to 10% in 2008.

The decrease in the Front-end segment was the result of increased focus on efficiency and prioritization of research and development projects.

Earnings (Loss) from Operations. The following table shows earnings from operations for the Front-end and Back-end segments and the percentage change between the year 2007 and 2008:

(EUR millions)	2007	2008	% Change
Front-end	15.5	(30.5)	nm
Back-end	131.9	90.2	(32)%

Consolidated earnings from operations	147.4	59.7	(59)%

A breakdown of our earnings from operations of our Front-end segment between our established products Vertical Furnaces, Epitaxy, PECVD and TP, products in development and unallocated overhead is as follows:

(EUR millions)	2007	2008	% Change
Established products	38.4	12.3	(68)%
Products in development	(10.0)	(13.7)	(37)%
Unallocated overhead	(12.9)	(20.6)	(60)%
Impairment of goodwill	—	(1.4)	—
Restructuring expenses	—	(7.1)	—

Earnings from operations Front-end segment	15.5	(30.5)	nm

In 2008 the products in development includes EUR 3.9 million write-off on RTP inventory.

Net Earnings. The following table shows net earnings for the Front-end and Back-end segments and the percentage change for the full years 2008 and 2007:

(EUR millions)	2007	2008	% Change
Front-end	(5.3)	(29.2)	nm
Back-end	63.3	43.5	(31)%
Gain on dilution of investment in ASMPT / Back end	3.0	4.1	37%

Consolidated net earnings	61.0	18.4	(70)%

Net earnings of our Front-end segment for the year 2008 include impairment charges of EUR 1.4 million related to goodwill of our investment in NanoPhotonics, charges of EUR 7.1 million relating to impairment on fixed assets of ASM Europe in the Netherlands related to our restructuring; a EUR 3.9 million write-off on RTP inventory; and a EUR 8.0 million gain on the early extinguishment of debt. Excluding these charges and gain, the net loss of our Front-end segment amount to EUR 24.8 million.

The gain on dilution of investment in ASMPT / Back-end is shown as a separate line item.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the fourth quarter of 2008 and the backlog at the end of the fourth quarter as compared to the third quarter of 2008 and the fourth quarter of 2007:

(EUR millions, except book-to-bill ratio)	Q4 2007	Q3 2008	Q4 2008	% Change Q3 2008 to Q4 2008	% Change Q4 2007 to Q4 2008
Front-end:
New orders for the quarter	110.8	63.0	50.6	(20)%	(54)%
Backlog at the end of the quarter	99.2	74.8	53.0	(29)%	(46)%
Book-to-bill ratio (new orders divided by net sales)	1.04	0.99	0.70
Back-end:
New orders for the quarter	139.7	113.2	30.3	(73)%	(78)%
Backlog at the end of the quarter	101.2	86.0	37.7	(56)%	(63)%
Book-to-bill ratio (new orders divided by net sales)	1.07	0.89	0.39
Total
New orders for the quarter	250.5	176.2	80.9	(54)%	(68)%
Backlog at the end of the quarter	200.4	160.8	90.7	(44)%	(55)%
Book-to-bill ratio (new orders divided by net sales)	1.06	0.93	0.54

The following table shows the level of new orders during 2007 and 2008 and the backlog at December 31, 2007 and December 31 2008 and the percentage change:

(EUR millions, except book-to-bill ratio)	2007	2008	% Change
Front-end:
New orders	394.6	250.6	(36)%
Backlog at December 31	99.2	53.0	(47)%
Book-to-bill ratio (new orders divided by net sales)	0.88	0.84
Back-end:
New orders	526.7	387.1	(27)%
Backlog at December 31	101.2	37.7	(63)%
Book-to-bill ratio (new orders divided by net sales)	1.04	0.86
Total
New orders	921.3	637.7	(31)%
Backlog at December 31	200.4	90.7	(55)%
Book-to-bill ratio (new orders divided by net sales)	0.96	0.85

Liquidity and capital resources

Net cash provided by operating activities was EUR 28.2 million for the fourth quarter of 2008 as compared to net cash provided by operations of EUR 36.5 million for the fourth quarter of 2007. For the year 2008, net cash provided by operations was EUR 137.4 million as compared to EUR 105.6 million for 2007. The increase noticed in 2008 is primarily the result of decreased working capital. Both our Front-end and Back-end segments achieved positive cash flow from operating activities in 2008.

Net cash used in investing activities was EUR 9.3 million for the fourth quarter of 2008 as compared to EUR 13.8 million for the fourth quarter of 2007. For the year 2008, net cash used in investing activities was EUR 33.0 million as compared to EUR 44.5 million for 2007. Net cash used in investing activities for the year 2008 decreased compared to 2007 as a result of our decision to decrease investments in light of the deteriorating market circumstances.

Net cash used in financing activities was EUR 37.7 million for the fourth quarter as compared to net cash provided by financing activities of EUR 4.6 million for the fourth quarter of 2007. Net cash used in financing activities for 2008 was EUR 121.5 million, compared to EUR 81.3 million in 2007. In 2008, we repaid EUR 5.2 million of short term bank facilities, spent EUR 29.6 million to buy back nominal EUR 38/USD 48 million of convertible subordinated debt, repaid EUR 16.2 million of long-term debt, received EUR 8.0 million in new long-term debt and purchased treasury shares of EUR 36.5 million. In 2008, ASMPT paid EUR 43.4 million to its minority shareholders. With the purchase of treasury shares and the buy-back of convertible debt—in total an amount of EUR 66.1 million—we have in 2008 spent more than the distribution of EUR 49.1 million cash dividend received from ASMPT in 2008.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from EUR 271.9 million at December 31, 2007 to EUR 260.5 million at December 31, 2008. The decrease is primarily the result of decreased sales and manufacturing levels, partly balanced by the effect of the strengthening of Yen, US dollar and US dollar related currencies to the euro. The number of outstanding days of working capital, measured based on annual sales, increased from 104 days at December 31, 2007 to 127 days at December 31, 2008. For the same period, our Front-end segment increased from 125 days to 176 days and our Back-end segment increased from 85 days to 95 days.

At December 31, 2008, the Company’s principal sources of liquidity consisted of EUR 157.3 million in cash and cash equivalents and EUR 86.2 million in useable undrawn bank lines. Approximately EUR 78.4 million of the cash and cash equivalents and EUR 26.2 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations and EUR 11.7 million of the cash and cash equivalents and EUR 29.0 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

The net debt of ASMI, excluding Back-end, at 31 December 2008 was EUR 74.7 million. This net debt is the balance of EUR 79.0 million cash and EUR 153.7 million debt. The debt of EUR 153.7 million consists of EUR 106.8 million convertible debt and EUR 46.9 million other debt. Furthermore, ASMI, excluding Back-end, has useable undrawn credit lines of EUR 60.0 million.

The following table shows the financing position of ASMI excluding Back-end at 31 December, 2008:

EUR millions	ASMI/Front-end	Frond-end Excl. Japan	Japan
Cash	79.0	67.3	11.7
Debt
Convertible	106.8	106.8
Other	46.9	2.9	44.0

Total debt	153.7	109.7	44.0
Net debt (debt-cash)	(74.7)	(42.4)	(32.3)
Additional credit lines
Nominal	79.0	50.0	29.0
Of which useable	60.0	31.0	29.0

EUR 23.6 million of the EUR 46.9 million other debt and EUR 29.0 million of the nominal and useable credit lines are up for renewal in 2009.

The maturity dates for the convertible bonds are May 2010 -for EUR 15.0 million- and December 2011 -for EUR 91.8 million. There are no financial covenants in the convertible bonds.

A large part of the local bank financing for our Front-end operations in Japan -EUR 44.0 million debt and undrawn credit lines of EUR 29.0 million- include financial covenants. The most important covenants, measured at December 31 of each year, include:

-	no two loss making years in a row (ASM Japan was profitable in the year 2008)

-	not an annual loss in excess of a certain percentage of the equity of ASM Japan

-	accounts receivable are subject to a pledge in case the total debt of ASM Japan would be in excess of 60% of sales

ASMI is guarantor with respect to € 8.9 million debt of ASM Japan and with respect to € 11.9 million credit lines of ASM Japan of which € 7.1 million is outstanding.

We are in compliance with these financial covenants as per 31 December 2008 and we believe that the financial position of ASM Japan is such that we can expect to be in compliance in the next twelve months. Therefore we believe that these financial covenants won’t have an impact on the availability of the debt financing of ASM Japan and the undrawn credit lines of ASM Japan in 2009, with the proviso that part of the debt and credit lines are up for renewal in 2009.

The Company has a bank credit facility with Rabobank of EUR 50.0 million, of which EUR 31.0 million was useable as of 31 December 2008. The facility, available through February 28, 2010, is secured by a portion of the Company’s shareholding in ASMPT. The available part of this credit facility can be increased to the original EUR 50.0 million by increasing the portion of the Company’s shareholding in ASMPT by which this facility is secured. The bank credit facilities include two financial covenants: a solvency ratio and a total net debt/equity ratio. These financial covenants are measured twice each year, at 30 June and 31 December. We are in compliance with these financial covenants as at 31 December 2008 and we believe that the financial position of ASMI is such that we can expect to be in compliance in the next twelve months.

We have developed forecasts and projections of cash flows and liquidity needs for the upcoming year taking into account the current market conditions, reasonably possible changes in trading performance based on such conditions, and our ability to modify our cost structure as a result of changing economic conditions and sales levels and the fact that we have already started with the implementation of the restructuring program. We have also considered in the forecasts the total cash balances amounting to EUR 157.3 million as at 31 December 2008, available borrowings, the ability to renew debt arrangements and to access additional indebtedness and whether or not we will maintain compliance with our financial covenants.

Based on this, we believe that our cash on hand at the end of 2008 is adequate to fund our operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next twelve months.

Dividend

Based on market circumstances, ASMI will not propose to pay a cash dividend in 2009. In the current economic environment where timing of an industry upturn is extremely uncertain, cash preservation is an imperative. Dividends from ASMPT, which are expected to be at reduced levels in 2009, will first be used to replenish cash reserves as we spent in 2008 EUR 17.0 million more on the buyback of shares and of convertible bonds than ASMPT dividends received in 2008.

Over the past two years, ASMI honored its commitment to use the dividend stream from ASM Pacific Technology, Ltd. to increase shareholder value. In 2007, EUR 49.1 million received from Back-end was fully spent with EUR 35.5 million used in the buyback of convertible debt, EUR 8.2 million on share repurchases, and EUR 5.4 million on a cash dividend to shareholders. In 2008, the EUR 49.1 million received from Back-end, and EUR 17.0 million in expected future ASMPT cash dividends, were employed to repurchase 2.6 million common shares for EUR 36.5 million, and retire US$ 48 million nominal amount of the 5 1/4% convertible subordinated bonds due 2010 for EUR 29.6 million.

Outlook

Entering 2009, it is evident that the global macroeconomic environment continues to prolong the unprecedented downturn in the semiconductor, semiconductor equipment and related electronic industries. Although analysts differ in their predictions for a sector recovery, they do agree that 2009 will be another difficult year for semiconductor equipment companies. This applies to both the wafer processing and the assembly and packaging markets.

With the state of the global economy and the semiconductor equipment industry still so unpredictable, we are not planning to provide an update on our 2009 Front-end Profitability Roadmap targets at this time. We view it as more important to fully focus on taking aggressive steps to further lower our Front-end breakeven level with the main target for 2009 to lower the net earnings break-even level from approximately EUR 90 million per quarter in 2008 to approximately EUR 70 million per quarter in the second half of 2009 (based on 2008 foreign exchange rates and excluding additional non-cash interest charges due to changes in US-GAAP).

ASMI’s first quarter 2009 results will reflect the impact of industry conditions. Due to the diminished bookings levels in recent quarters, backlogs in both Front-end and Back-end operations are well below recent historical levels. This will have a significant impact on both our Front-end and Back-end operations in the first quarter.

Based on the severity of the industry downturn and the lack of visibility regarding demand, we believe the coming quarters will continue to be challenging. In the current environment, we continue to drive down costs to minimal levels that align with our customers’ maintenance business requirements.

As before, we remain steadfast in our belief that our strong base of leading-edge technologies, aligned with our customer roadmaps, will drive ASMI’s growth path when the industry shows signs of recovery.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

THURSDAY, FEBRUARY 26, 2009 at

9:00 a.m. US Eastern Time

15:00 Continental European time

The teleconference dial-in numbers are as follows:

United States	+1 866 966 5335
International	+ 44 (0)20 3023 4456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through March 12, 2009.

The replay dial-in numbers are:

United States	+1 866.583.1035

International	+ 44 (0)20 8196 1998

Access Code:	117327#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations ,the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

				In Euro
(thousands, except earnings per share data)	Three months ended December 31,		Year ended December 31,
	2007	2008	2007	2008
	(unaudited)	(unaudited)		(unaudited)
Net sales	236,933	150,930	955,239	747,362
Cost of sales	(142,733)	(107,002)	(594,163)	(477,100)

Gross profit	94,200	43,928	361,076	270,262

Operating expenses:
Selling, general and administrative	(33,604)	(35,039)	(129,676)	(126,591)
Research and development	(20,990)	(18,906)	(83,468)	(75,011)
Amortization of other intangible assets	(133)	(117)	(553)	(475)
Impairment of goodwill	—	—	—	(1,395)
Restructuring expenses	—	(7,068)	—	(7,068)

Total operating expenses	(54,727)	(61,130)	(213,697)	(210,540)

Earnings from operations	39,473	(17,202)	147,379	59,722
Net interest expense	(789)	(1,114)	(3,753)	(3,698)
Gain (expense) resulting from early extinguishment of debt	—	7,956	(10,049)	7,956
Foreign currency exchange gains (losses)	144	820	(1,020)	785

Earnings before income taxes and minority interest	38,828	(9,540)	132,557	64,765
Income tax benefit (expense)	(9,037)	644	(19,245)	(12,144)

Earnings before minority interest	29,791	(8,896)	113,312	52,621
Minority interest	(13,711)	(1,437)	(55,345)	(38,298)
Gain on dilution of investment in subsidiary	3,010	4,088	3,010	4,088

Net earnings	19,090	(6,245)	60,977	18,411

Dividend preferred shares	—	(4)	—	(10)

Net earnings to common shareholders	19,090	(6,249)	60,977	18,401

Net earnings per share:
Basic net earnings	0.35	(0.12)	1.13	0.35
Diluted net earnings (1)	0.33	(0.12)	1.06	0.35

Weighted average number of common shares used in computing per share amounts (in thousands):
Basic	54,005	51,609	53,968	52,259
Diluted (1)	64,170	51,610	65,383	52,389

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months period and year ended December 31, 2008, the effect of a potential conversion of convertible subordinated debt into 8,761,415 and 9,660,739 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average numbers of common shares and net earnings for these periods.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

	In Euro
(thousands, except share data)	December 31, 2007	December 31, 2008
		(unaudited)
Assets
Cash and cash equivalents	167,923	157,277
Accounts receivable, net	229,160	172,603
Inventories, net	205,504	197,700
Income taxes receivable	117	108
Deferred tax assets	4,062	4,685
Other current assets	26,786	27,323

Total current assets	633,552	559,696
Debt issuance costs	2,316	1,353
Deferred tax assets	951	2,285
Other intangible assets	4,251	7,918
Goodwill, net	49,621	47,989
Property, plant and equipment, net	149,642	148,557

Total Assets	840,333	767,798

Liabilities and Shareholders' Equity
Notes payable to banks	16,677	16,858
Accounts payable	99,046	69,718
Accrued expenses	68,076	56,657
Advance payments from customers	10,039	5,728
Deferred revenue	12,377	4,979
Income taxes payable	19,686	26,964
Current portion of long-term debt	15,438	6,763

Total current liabilities	241,339	187,667
Pension liabilities	3,872	6,490
Deferred tax liabilities	799	539
Long-term debt	15,828	23,268
Convertible subordinated debt	138,993	106,793

Total Liabilities	400,831	324,757
Minority interest	120,624	125,139

Shareholders' Equity:
Common shares
Authorized 110,000,000 shares, par value €0.04, issued and outstanding 54,005,214 and 54,275,131 shares	2,160	2,171
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none and 21,985 shares	—	220
Capital in excess of par value	319,657	324,707
Treasury shares at cost	(3,985)	(37,215)
Retained earnings	73,965	92,111
Accumulated other comprehensive loss	(72,919)	(64,092)

Total Shareholders' Equity	318,878	317,902

Total Liabilities and Shareholders' Equity	840,333	767,798

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	In Euro
(thousands)	Three months ended December 31,		Year ended December 31,
	2007	2008	2007	2008
	(unaudited)	(unaudited)		(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	19,090	(6,245)	60,977	18,411
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	8,210	9,340	33,250	33,176
Amortization of other intangible assets	345	386	1,391	1,484
Impairment of property, plant and equipment	(788)	7,068	(788)	7,068
Impairment of goodwill	—	—	—	1,395
Amortization of debt issuance costs	172	165	825	742
Compensation expense employee stock option plan	391	633	1,718	2,024
Compensation expense employee share incentive scheme ASMPT	1,935	2,138	7,685	7,524
Deferred income taxes	(733)	(512)	(913)	(514)
Gain (expense) resulting from early extinguishment of debt	—	(7,956)	10,049	(7,956)
Minority interest	13,712	1,437	55,346	38,298
Gain on dilution of investment in subsidiary	(3,010)	(4,088)	(3,010)	(4,088)
Changes in other assets and liabilities:
Accounts receivable	7,807	34,141	(47,859)	75,086
Inventories	3,606	23,526	(26,613)	23,980
Other current assets	4,312	4,905	(5,184)	1,699
Accounts payable and accrued expenses	(13,533)	(30,011)	9,872	(54,471)
Advance payments from customers	(740)	(4,151)	3,044	(4,339)
Deferred revenue	(2,946)	(2,137)	(741)	(7,680)
Pension liabilities	343	549	775	743
Income taxes	(1,660)	(967)	5,781	4,820

Net cash provided by operating activities	36,513	28,221	105,605	137,402

Cash flows from investing activities:
Capital expenditures	(15,029)	(7,058)	(47,206)	(31,450)
Purchase of other intangible assets	(49)	(2,492)	(695)	(5,362)
Acquisition of business	(281)	(176)	(281)	(176)
Disposal of investment	—	—	—	410
Proceeds from sale of property, plant and equipment	1,606	429	3,652	3,569

Net cash used in investing activities	(13,753)	(9,297)	(44,530)	(33,009)

Cash flows from financing activities:
Notes payable to banks, net	1,788	(13,351)	(2,013)	(5,172)
Proceeds of long-term debt and subordinated debt	4,738	7,980	14,496	7,980
Repayments of long-term debt and subordinated debt	(2,316)	(32,305)	(42,344)	(45,754)
Purchase of treasury shares	—	—	(8,162)	(36,453)
Proceeds from issuance of preferred shares	—	—	—	220
Proceeds from issuance of common shares and exercise of stock options	385	—	5,015	1,039
Dividend to minority shareholders	—	—	(42,900)	(43,398)
Dividend to shareholders ASMI	—	—	(5,397)	—

Net cash provided by (used in) financing activities	4,595	(37,676)	(81,305)	(121,538)
Exchange rate effects	(1,319)	6,323	(5,719)	6,499

Net increase (decrease) in cash and cash equivalents	26,036	(12,429)	(25,949)	(10,646)
Cash and cash equivalents at beginning of period	141,887	169,706	193,872	167,923

Cash and cash equivalents at end of period	167,923	157,277	167,923	157,277

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	2,484	2,900	3,890	3,838
Income taxes, net	11,382	1,435	14,329	8,438

Non cash investing and financing activities:
Subordinated debt converted	—	—	—	4,967
Subordinated debt converted into number of shares	—	—	—	372,946

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/2)

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.87% at December 31, 2008, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(thousands)	In Euro
	Front-end	Back-end	Total
Three months ended December 31, 2007	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	106,283	130,650	236,933
Gross profit	37,742	56,458	94,200
Earnings from operations	4,331	35,142	39,473
Net interest income (expense)	(1,199)	410	(789)
Foreign currency exchange gains (losses)	(568)	712	144
Income tax expense	(2,163)	(6,874)	(9,037)
Minority interest	—	(13,711)	(13,711)
Net earnings before gain on dilution of investment in subsidiary	401	15,679	16,080
Gain on dilution of investment in subsidiary			3,010
Net earnings to common shareholders			19,090
Capital expenditures and purchase of other intangible assets	9,947	5,131	15,078
Depreciation and amortization	3,726	4,829	8,555
Impairment of property, plant and equipment	(788)	—	(788)

Three months ended December 31, 2008	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	72,356	78,574	150,930
Gross profit	20,417	23,511	43,928
Earnings from operations	(17,946)	744	(17,202)
Net interest income (expense)	(1,337)	223	(1,114)
Gain resulting from early extinguishment of debt	7,956	—	7,956
Foreign currency exchange gains (losses)	(367)	1,187	820
Income tax benefit (expense)	(264)	908	644
Minority interest	—	(1,437)	(1,437)
Net earnings (loss) before gain on dilution of investment in subsidiary	(11,958)	1,625	(10,333)
Gain on dilution of investment in subsidiary			4,088
Dividend preferred shares			(4)
Net loss to common shareholders			(6,249)

Capital expenditures and purchase of other intangible assets	4,189	5,361	9,550
Depreciation and amortization	4,131	5,595	9,726
Impairment of property, plant and equipment	7,068	—	7,068

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(thousands, except headcount)	In Euro
	Front-end	Back-end	Total
Year ended December 31, 2007
Net sales to unaffiliated customers	450,899	504,340	955,239
Gross profit	145,036	216,040	361,076
Earnings from operations	15,525	131,854	147,379
Net interest income (expense)	(6,278)	2,525	(3,753)
Expense resulting from early extinguishment of debt	(10,049)	—	(10,049)
Foreign currency exchange gains (losses)	(1,902)	882	(1,020)
Income tax expense	(2,612)	(16,633)	(19,245)
Minority interest	—	(55,345)	(55,345)
Net earnings (loss) before gain on dilution of investment in subsidiary	(5,316)	63,283	57,967
Gain on dilution of investment in subsidiary			3,010
Net earnings to common shareholders			60,977
Capital expenditures and purchase of other intangible assets	17,664	30,237	47,901
Depreciation and amortization	16,084	18,557	34,641
Impairment of property, plant and equipment	(788)	—	(788)

Cash and cash equivalents	100,143	67,780	167,923
Capitalized goodwill	13,546	36,075	49,621
Other intangible assets	3,576	675	4,251
Other identifiable assets	333,013	285,525	618,538
Total assets	450,278	390,055	840,333
Total debt	186,936	—	186,936
Headcount in full-time equivalents (1)	1,843	9,989	11,832

Year ended December 31, 2008	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	296,737	450,625	747,362
Gross profit	93,898	176,364	270,262
Earnings from operations	(30,445)	90,167	59,722
Net interest income (expense)	(4,743)	1,045	(3,698)
Gain resulting of early extinguishment of debt	7,956	—	7,956
Foreign currency exchange gains (losses)	(566)	1,351	785
Income tax expense	(1,486)	(10,658)	(12,144)
Minority interest	—	(38,298)	(38,298)
Net earnings (loss) before gain on dilution of investment in subsidiary	(29,284)	43,607	14,323
Gain on dilution of investment in subsidiary			4,088
Dividend preferred shares			(10)
Net earnings to common shareholders			18,401

Capital expenditures and purchase of other intangible assets	16,167	20,645	36,812
Depreciation and amortization	15,425	19,235	34,660
Impairment of goodwill	1,395	—	1,395
Impairment of property, plant and equipment	7,068	—	7,068

Cash and cash equivalents	78,897	78,380	157,277
Capitalized goodwill	9,844	38,145	47,989
Other intangible assets	7,335	583	7,918
Other identifiable assets	282,340	272,274	554,614
Total assets	378,416	389,382	767,798
Total debt	153,682	—	153,682
Headcount in full-time equivalents (1)	1,667	10,047	11,714

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP"). Accounting principles applied are unchanged compared to the year 2007.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to goodwill, minority interest, convertible subordinated notes, development expenses, option plans, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings		Net earnings
	Three months ended December 31,		Year ended December 31,
(EUR thousands, except per share data)	2007	2008	2007	2008
	(unaudited)	(unaudited)		(unaudited)
US GAAP	19,090	(6,245)	60,977	18,411
Adjustments for IFRS:
Goodwill	—	—	—	81
Classification of minority interest	13,711	1,437	55,345	38,298
Convertible subordinated notes	(1,897)	(2,794)	(11,179)	(6,643)
Development expenses	1,479	(4,743)	12,750	3,712
Option plans	—	—	6	—
Preferred shares	—	(4)	—	(10)

Total adjustments	13,293	(6,104)	56,922	35,438

IFRS	32,383	(12,349)	117,899	53,849

IFRS allocation of net earnings:
Shareholders	18,672	(13,786)	62,554	15,551
Minority interest	13,711	1,437	55,345	38,298
Net earnings per share:
Basic	0.35	(0.27)	1.16	0.30
Diluted	0.34	(0.27)	1.16	0.30

	Equity	Equity
(EUR thousands)	December 31, 2007	December 31, 2008
		(unaudited)
US GAAP	318,878	317,902
Adjustments for IFRS:
Goodwill	(9,569)	(9,984)
Classification of minority interest	120,624	125,139
Convertible subordinated notes	17,151	10,508
Development expenses	29,717	38,802
Pension plans	747	1,838
Preferred shares	—	(220)

Total adjustments	158,670	166,083

IFRS	477,548	483,985